US$500,000,000	Filed pursuant to rule 433
3.625% Senior Notes due 2014	File No. 333-172562
Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	A3 (negative outlook)/A- (negative outlook)/A+ (negative watch) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	December 2, 2011

Settlement Date:	December 9, 2011 (T+5 days)

Maturity:	December 9, 2014

Par Amount:	U.S. $500,000,000

Semi-Annual Coupon:	3.625% per annum

Re-offer Spread to Benchmark:	T3 + 323.9 basis points

Re-offer Yield:	3.643% per annum

Public Offering Price:	99.949%

Net Proceeds to Citigroup:	$498,245,000 (before expenses).

Interest Payment Dates:	The 9th day of each June and December, commencing June 9, 2012. Following business day convention. Business days New York, London and Tokyo.

Day Count:	30/360 (Adjusted).

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

Blaylock Robert Van, LLC
Senior Co-Managers	CastleOak Securities, L.P.\
MFR Securities, Inc.
M.R. Beal & Company

CUSIP:	172967 FV 8

ISIN:	US172967FV89
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.